July 8, 2005

Via Facsimile 202-772-9205

and FEDEX Overnight Delivery

Securities and Exchange Commission

SEC Headquarters

100 F Street, NE

Washington, DC 20549

ATTN:	Larry Spirgel

CC:	Carlos Pacho
Joe Cascarano

RE:	INTAC International, Inc.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004
Filed March 16, 2005 and May 9, 2005, respectively
Form 10-Q for the quarter ended March 31, 2005
Filed May 10, 2005
(File No. 0-32621)

Dear Mr. Spirgel:

In regard to your letter dated June 16, 2005, INTAC International, Inc. (the “Company” or “we,” “us” or “our”) respectfully submits the following responses to your inquiry:

Forms 10-K and 10-K/A for the year ending December 31, 2004

Item 9A – Controls and Procedures

Disclosure Controls and Procedures, page 69

Inquiry:

1.             Please give us your basis for concluding that your disclosure controls and procedures were effective given your inability to complete an assessment of your internal controls over financial reporting in accordance with Section 404 for the year .ended December 31, 2004, as you state on page 70.

Response:

Pursuant to item 601(b)(31) of Regulation S-K, the Company’s Chief Executive and Chief Financial Officers executed certifications under Section 302 of the Sarbanes-Oxley Act of 2002 (“SOX”) that such officers have designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to such officers by others within the Company in its consolidated subsidiaries.   Under the

heading “Disclosure Controls and Procedures” in the Company’s Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”), the Company has stated that its Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective.  The bases for this conclusion is set forth below.

The personnel responsible for the financial reporting at each operating subsidiary currently produce monthly reporting packages and complete financial and non-financial consideration checklists for each operating subsidiary.  These packages include information necessary to complete our quarterly and annual reporting and maintain an effective control environment to ensure that the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes are in accordance with generally accepted accounting principles and that all information required to be disclosed in our periodic reports is communicated to appropriate Company management.

The Chief Financial Officer and Controller analyze each subsidiaries’ monthly package and request additional information as necessary to address any questions regarding the financial statements and necessary disclosures.  In addition, questions may be asked by management or the Audit Committee which are subsequently answered.  Further to this, sub-certifications are prepared by all principal accounting personnel, in consultation with appropriate operating management personnel, in regards to their understanding and belief that the necessary information is provided to conclude that the disclosure controls and procedures are effective.

As noted on page 70 in the 2004 Form 10-K, our inability to complete an assessment of our internal controls over financial reporting in accordance with SOX Section 404 as of December 31, 2004, was based on our erroneous belief that the Company was not required to comply with SOX Section 404 until our year ending December 31, 2005.  This belief was based on legal advice from our prior counsel.   On or about March 1, 2005, we became aware that we were required to comply with Section 404 for our fiscal year ended December 31, 2004.  As a result of our erroneous belief as to when we were first required to comply with Section 404, we had not completed the implementation of the framework necessary to perform an assessment of internal control over financial reporting in accordance with Section 404 that would permit us to obtain the report of KBA Group LLP (“KBA”), our independent auditors, on our assessment as of December 31, 2004.  Notwithstanding our failure to be able to perform the assessment as required by Section 404, KBA issued an unqualified opinion on our financial statements contained within the 2004 Form 10-K, and we do not believe that our failure to be able to perform the assessment in accordance with Section 404, in and of itself, impacts the overall effectiveness of the disclosure controls and procedures that we have in place.  Note, also, that even prior to learning that we were required to comply with Section 404 for our year ending December 31, 2004, we had begun the process of implementing the framework necessary to enable us to complete our assessment of our internal control over financial reporting for the year ending December 31, 2005, in accordance with Section 404 and, as described in response no. 2 below, based on discussions with the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), we have accelerated these efforts to be able to perform such assessment as of September 30, 2005.

Inquiry:

2.             As you have not completed your assessment of the effectiveness of your internal control over financial reporting and your independent registered public accounting firm’s attestation report on this assessment, as required by Item 308 of Regulation S-K, tell us your estimated timetable for completing these requirements and amending your Form 10-K to include these reports.

Response:

Under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), the assessment of internal control over financial reporting must be made “as of” the end of the Company’s fiscal year- December 31, 2004, in the case of the 2004 Form 10-K.  As noted in response no. 1 above, based on the Company’s belief that it was not required to comply with SOX Section 404 until its fiscal year ended December 31, 2005, the Company had not completed sufficient steps to enable management to assess and report on the effectiveness of the Company’s internal control over financial reporting in accordance with SOX Section 404 as of December 31, 2004.  The Company has engaged in in-depth discussions with KBA to determine whether there existed any possibility of performing management’s assessment of internal control over financial reporting and obtaining the necessary related report from KBA “as of” December 31, 2004, such that the 2004 Form 10-K could be amended to include a report of management’s assessment and KBA’s corresponding report, absent a disclaimer opinion.  Although it is theoretically possible that under a literal interpretation of SOX Section 404 and related PCAOB standards and rules, testing of internal control over financial reporting as of December 31, 2004, may be done after the fact, the Company has concluded that this framework can not be subsequently put into place and the required testing completed such that the 2004 Form 10-K can be amended to comply with Section 404 “as of” the date of that report.  The Company’s determination on this matter was reached after giving due consideration to the following:

•                                          before management’s testing can be completed, an appropriate framework, including the necessary documentation of existing internal controls and resultant plan must be completed (which currently is underway with respect to the planned compliance for fiscal 2005, but which would require modification to be applied as of December 31, 2004);

•                                          based on our discussions with KBA it would be impracticable to complete all testing and assessments of controls, of which a portion involves observation, as of December 31, 2004;

•                                          the result of the foregoing is that significant resources would be allocated to establishing a framework and plan for December 31, 2004, that carries a high probability of not being able to be completed in any event.  These efforts would further detract from the Company’s efforts to move forward with its current SOX Section 404 compliance plan, as described below; and

•                                          based on the foregoing, it is impracticable, if not impossible, to achieve SOX Section 404 compliance for the fiscal year ended December 31, 2004 (and, in any event, the timeframe for completion if it were possible would be similar to the proposal set forth below).

As noted in the 2004 Form 10-K, the Company originally was proceeding to complete the implementation of the framework necessary to enable management to complete its assessment of the Company’s internal control over financial reporting for the year ending December 31, 2005.  However, based on discussions with David Lynn, Jonathan Ingram and Paula Dubberly of the Division of Corporate Finance of the Commission during the week of June 6, 2005, the Company has determined that it can change its fiscal year end to September 30 and complete the establishment of a sufficient framework and testing plan to enable management to perform an assessment of internal control over financial reporting as of September 30, 2005.  This will enable management and KBA to provide the necessary attestations and file a complete Form 10-K for the fiscal year ending September 30, 2005 with the Commission no later than December 14, 2005.  We have communicated to Jonathon Ingram that we intend to pursue this course of action and Mr. Ingram has confirmed that if the Company completes the required assessment and obtains the required auditor’s report on the assessment and files these materials in the Form 10-K for the fiscal year ending September 30, 2005, then the Commission will reinstate the Company’s eligibility to use a Form S-3 registration statement.

Item 8.  Financial Statements and Supplementary Data

Reports of Independent Registered Accounting Firm, page F-1

Inquiry:

3.             We note that your audit report was signed by an audit firm based in Texas.  We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Texas.

Response:

Based on discussions with KBA, the majority of the field work was performed in Hong Kong and Beijing, China by a firm (originally a firm affiliated with KBA through membership in Polaris International) located in Hong Kong and working for and under the direct supervision of KBA.  KBA established the audit programs, scoped the audit fieldwork, and reviewed substantially all of the working papers.

The majority of the planning, supervision, and review work were performed in Dallas.  The partner in charge of the audit performed some of the review on site in China, and the balance in Dallas.  KBA employs several Chinese speaking team members who are fluent in reading and speaking Chinese and who assisted on this audit.  KBA estimates that approximately 40% of billings on the audit were for work performed in Hong Kong and Beijing, 10% were for work performed in Germany, and the remaining 50% of billings were for work performed in Dallas.  Based on the above, KBA determined that it was appropriate for the audit report to be issued by an auditor licensed in Texas.

Consolidated Balance Sheets, page F-4

Inquiry:

4.             Tell us the reason(s) for the decrease in the balance of minority interest in consolidated joint venture from 2003 to 2004.

Response:

The balance of minority interest in consolidated joint venture relates to our subsidiary, Beijing Intac Purun Development Ltd. (“Intac Purun”).  We owned a 45% interest in Intac Purun from October 2003 (inception) to June 2004, and subsequently increased our ownership interest to 60% in June 2004.

The total decrease in the minority interest of $695,408 in 2004 results from two factors.  The first is the $366,715 loss (for the year ended December 31, 2004) related to the minority interest in the Consolidated Statement of Operations.  The remaining $328,693 reduction in the balance is related to the purchase by the Company of an additional 15% interest in Intac Purun in June 2004 for $1,500,000.  The incremental ownership acquired was accounted for using the purchase method of accounting whereby the excess of the purchase price over the net assets acquired (including the proportionate minority interest) represents goodwill.

Note 1.  General and Summary of Significant Accounting Policies – (B) Principals of Consolidation, page F-10

Inquiry:

5.             Please tell us in detail how you determined whether or not Intac Purun was within the scope or subject to the consolidation provisions of FIN 46R.

Response:

Intac Purun was determined not to be a variable interest entity and therefore not within the scope of FIN 46R.  In arriving at this determination, we considered whether (a) the equity at risk was sufficient to permit Intac Purun to finance its own activities, (b) the group holders of the equity investment at risk have the ability through voting or similar rights to make decisions about Intac Purun’s activities that have a significant effect on the success of the entity, and (c) the group of holders of equity investments at risk have the right to receive Intac Purun’s expected returns.

With respect to clause (a) above, we estimated the expected losses of Intac Purun and compared these estimated losses of $1.70 million to the initial equity investment in Intac Purun totaling $2.77 million.  Based on this analysis, we concluded that Intac Purun’s investment at risk was greater than expected losses.

With respect to clause (b) above, we noted that all equity interest holders have the ability to make decisions about Intac Purun’s activities through their respective voting rights.  INTAC, as the 60% owner of Intac Purun, controls day-to-day activities and appoints the majority of the board of directors.

Finally, with respect to clause (c) above, other than for the 10% Ministry of Education in the People’s Republic of China (“PRC”) ownership, all equity investors share in the income and losses based on their respective ownership percentages.

Inquiry:

6.             Please tell us in detail your consideration of EITF 96-16 in your decision to present consolidated financial results for Intac Purun.  Specifically, tell us why the private investor group or the PRC does not have substantive participating rights as defined in EITF 96-l6.

Response:

Intac Purun is owned 60% by the Company, 30% by a private investor group and 10% by the Ministry of Education in the PRC.  In considering the appropriateness of consolidating Intac Purun, the provisions of EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder of Shareholders Have Certain Approval or Veto Rights,” were taken into consideration.  More specifically, the “protective and substantive participating rights,” if any, of the minority shareholders were assessed.

The Intac Purun joint venture agreement does not specify any protective rights of the minority shareholders relating to participating in financial and operating decisions including those made in the ordinary course of business.  In addition, the minority shareholders do not have any participating rights as described in EITF 96-16.  The joint venture agreement designates INTAC as the operating partner with sole discretion over all operations of Intac Purun.  In addition, INTAC appoints four of the five directors of Intac Purun with Mr. Wei Zhou, INTAC’s President and Chief Executive Officer, being Chairman of the Board of Intac Purun.  As a result, INTAC is the decision-maker for and controls all aspects of the Intac Purun operations.

Inquiry:

7.             Please disclose and tell us whether the company has restrictions that limit the payment of dividends.  If you do, describe the most significant restrictions on the payment of dividends indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions.  See Rule 4-08(e)(1) of Regulation S-X.

Response:

The Company does not have any restrictions on the payment of dividends.  Although the Company states that it does not anticipate paying dividends in the foreseeable future in Part II, Item 5 of the December 31, 2004 Form 10-K, future filings will prospectively include the disclosure that there are no restrictions on the payment of dividends as required by Rule 4-08(e)(1) of Regulation S-X.

Inquiry:

8.             Please disclose and tell us whether the company has subsidiaries and/or investees with restrictions that limit the payment of dividends and/or the transfer of funds to the company,

referred to here as the parent company. If you do, please abide by the requirements of Rule 4-08(e)(3) of Regulation S-X.

Response:

Although there are certain ministerial requirements with respect to dividends by our PRC domiciled subsidiaries, these ministerial requirements do not rise to the level of “restrictions” under Rule 4-08(e)(3).  The Company does not have subsidiaries and/or investees with restrictions that limit the payment of loans or advances, except for our PRC domiciled subsidiaries, which are prohibited by PRC law from making loans or advances, including intercompany loans or advances.  Appropriate disclosure regarding these restrictions will be made in the future with respect to the PRC domiciled subsidiaries.  The Company has not paid dividends or made intercompany loans or advances out of the PRC and does not contemplate making any such transfers in the foreseeable future.

In addition, the restricted net assets ($2,800,000 restricted cash collateralizing a short term note payable at December 31, 2003) do not exceed 25% of consolidated net assets as defined in Rule 4-08(e)(1) of Regulation S-X.  For purposes of this computation, there was no equity in the undistributed earnings of 50% or less owned persons accounted for using the equity method.

Inquiry:

9.             In regard to the restricted net assets pursuant to Rule 4-08(e)(3), if any, please tell us whether you need to provide parent only condensed financials as required by Item 5-04, Schedule I of Regulation S-X.

Response:

Since the restricted net assets pursuant to Rule 4-08(e)(3) at December 31, 2003 do not exceed 25% of consolidated assets as discussed in Response no. 8, there is no requirement to provide parent only condensed financials as required by Item 5-04, Schedule I of Regulation S-X.

Note 1.  General and Summary of Significant Accounting Policies – (1) Revenue Recognition, page F-13

Inquiry:

10.           We note that you license software products including access to a database and materials under two and three year license terms. Please explain to us in greater detail when and how you recognize revenue under these licenses, for example, do you recognize the revenue immediately as an outright sale or do you straight-line the revenue over the term?  Please provide the relevant accounting literature in your response.

Response:

The Company applies the provisions of SAB 104 and as applicable Statement of Position 97-2, “Software Revenue Recognition,” (“SOP 97-2”) as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.”  The revenue is recognized over the period of time that the access to the database has been granted which ranges from two to three years.

Inquiry:

11.           Refer to the first paragraph on page F-l4 and your disclosure on maintenance and support revenue.  Tell us in more detail when and how you recognize maintenance and support revenue that is included in your license fee, provided for less than one year and is not a significant portion of the total license revenue.  Please provide the appropriate accounting literature in support of your policy.

Response:

The Company applies the provisions of Statement of Position 97-2, “Software Revenue Recognition,” (“SOP 97-2”) as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of all its software products for which the software is not considered incidental to the revenue earnings process.   The Company also applies the provisions of SAB 104.  In this case, as per paragraph ..59 of SOP 97-2, the Postcontract Customer Support (“PCS”) revenue from maintenance and support is recognized on delivery of the software as all of the following conditions are met:

a.               The PCS fee is included with the initial licensing fee.

b.              The PCS included with the initial license is for one year or less

c.               The estimate cost of providing PCS during the arrangement is insignificant.

d.              Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

In future filings, we will prospectively insert “In this case, maintenance support revenue is recognized when all revenue recognition criteria under SOP 97-2, SOP 98-9 and SAB 104 have been met.”

Inquiry:

12.           Refer to the fifth paragraph on page F-14 and your contracts with third-party mobile operators and explain to us how you applied EITF 99-19 in determining that it is appropriate to recognize this revenue on a gross basis.  Address each of the indicators provided by EITF 99-19 in your response, including your consideration of paragraphs 15 and 16.

Response:

The Company contracts with third-party mobile operators for the transmission of wireless short messages and subscriptions as well as for the billing and collection of service fees from customers.  Revenues are recorded as the services are provided monthly or on a per usage basis. The Company generated $4,223 and $979 of revenue from these subscription services during the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.  Per EITF 99-19, the Company believed that factors existed that would warrant reporting gross revenues with separate display of cost of sales to arrive at gross profit or on a net basis, including the Company’s involvement in the determination of the service specifications and the potential for credit risk.  However, at this stage of our product life cycle and upon further review, we believe that it would be more appropriate to recognize this revenue on a net basis as (i) the Company does not act as the principal in the transaction, (ii) revenue receipts are not received until the third-part mobile operator has received payment from the customer and in the relationship with the third-part mobile operator, and (iii) the Company primarily acts as an agent or broker with compensation on a commission or fee basis.  As per EITF 99-19, paragraph 3, if the Company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis.  Revenues reported in the Form 10-K for the period December 31, 2004, and the Form 10-Q for March 31, 2005, with respect to these contracts with third-party mobile operators were insignificant.  We will prospectively amend the revenue recognition policy in all future filings.

Inquiry:

13.           Tell us how you evaluate product sales through your distribution network in determining the amount of revenue to be recognized and the related accrual for estimated product returns.  Describe the significant terms of your distribution agreements, including the right of return provisions.  Describe for us how you consider significant increases in or excess inventory levels in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate.  Your response should include a discussion of how you are able to monitor purchases and the related sales to end users by your distributors in order to determine any increase in or excess inventory levels.  Also, refer to the guidance in SAB Topic 13A 4b.

Response:

Product sales are recognized upon delivery of the product to the customer. Our customers include equipment wholesalers, agents, retailers and other distributors.  Products are sold “as is”.  Revenue is recognized when the customer takes delivery of the goods, which is taken to be the point in time where the customer has accepted the goods and the related risks and rewards of ownership.  INTAC does not utilize distributors to sell products and, as such, does not have distribution agreements.  INTAC also does not provide for product returns as products are sold “as is” and there is no history of any product returns to the Company.

Note 4.  Purchase of Huana Xinlong, page F-20

Inquiry:

14.           Please describe for us how you considered the recognition criteria of acquired intangible assets apart from goodwill when applying the purchase accounting provisions of paragraph 39 and Appendix A of SFAS 141.

Response:

The Company took into consideration the purchase accounting guidance provided by paragraph 39 and Appendix A of SFAS 141 when considering the recognition criteria of acquired intangible assets apart from goodwill.  Specifically, the following categories of intangible assets were considered: marketing-related, customer-related, artistic-related, contract-related, and technology-related.

Our acquisition, Huana Xinlong, is a leading Chinese developer of management software for educational institution administration and is located in Beijing, China.  The Ministry of Education has designated the software supplied by Huana Xinlong as the “standard” for educational institutions in the PRC.  The only marketing, contract, and technology-related intangible asset is the purchased software being sold which was recorded at its appraised value.  There were no other trademarks, trade names, licensing, employment contracts and such which would customarily be considered.  There are no customer-related intangible assets such as customer lists or existing contracts because the software has been designated as the standard in the PRC and all PRC educational institutions are considered prospective customers.  Finally, artistic- related tangible assets do not apply.  In summary, all potential other intangible assets were properly considered in the purchase accounting for the acquisition.

Note 5.  Inventories and Note 6 Property and Equipment, pages F-21 and 22

Inquiry:

15.           On page 5 we note that the company determined in June 2004 to “phase out” of the automotive distribution segment and that you essentially disposed of the segment by the end of the fiscal year.  Please tell us in your response letter whether or not you tested the assets in your automotive segment and certain other seemingly related assets for impairment in accordance with paragraph 8(f) of SFAS 144.  These assets may include your motor vehicle inventory and property and equipment balances remaining on your books as of December 31, 2004.  If you did not test the assets for impairment, please explain to us your rationale for not doing so.  If you did perform the impairment tests, please provide all required disclosures under SFAS 144.  Also, tell us to which distribution segment do your motor vehicle balances in property and equipment belong.

Response:

All assets within this segment are current assets and therefore not impacted by SFAS No. 144.  The current assets at December 31, 2004 consisted of a $129,485 cash balance, $102,308 trade accounts receivable balance, which has been subsequently collected in full, and $305,682 relating to vehicle inventory.  As of March 31, 2005, the vehicle inventory of $305,682 is valued at its net realizable value less costs of disposal and is included in the distribution segment.

Form 10-Q for the quarter ended March 31, 2005

Inquiry:

16.           We note that your inventory balance increased by $8.1 million, which consisted primarily of wireless handsets, and which represents almost a full quarter’s worth of handset sales.  We also note your policy of generally not maintaining inventory or holding products only for a few days.  Please explain to us the circumstances that led to this abnormally large increase the inventory balance and tell us your inventory obsolescence policy.

Response:

We do not generally maintain inventory for a long period of time, and generally inventory is maintained only for a few days. Instead, we generally seek to have a buyer for our inventory prior to the time an order is placed with a vendor.  The time between a customer’s purchase order and the completion of the sale of that item is generally less than 10 days; however, there are certain infrequent circumstances where the inventory may be held slightly longer for the benefit of the customer.  As of March 31, 2005, inventories totaling $8,454,515 consisted primarily of wireless handsets of $8,135,562 and vehicles of $305,682 with the remaining $13,271 for the career development services segment.  These wireless handsets were sold in April and the first part of May 2005.  Our second quarter has historically been a strong sales quarter as evidenced by sales of $22,770,899 and $26,163,360 for the quarters ended June 30, 2004 and 2003, respectfully.  Therefore, the inventory balance increase is due to timing and is not considered high due to the higher projected sales for the quarter ended June 30, 2005.  See Response no. 15 for comments on the vehicles.

Inventories for wireless handsets are stated at the lower of cost or net realizable value, calculated on the first-in, first-out basis, and are comprised of finished goods.  Net realizable value is determined on the basis of anticipated sales proceeds less estimated costs for selling expenses.  Inventories for vehicles are stated at its net realizable value less costs of disposal.  Inventory is reviewed monthly to determine if any provisions are necessary.  To date, our expenses resulting from write-downs of excess inventory for the previous three years has been less than $10,000.

*****

As requested in the Commission’s letter and in accordance with the Commission’s release of June 24, 2004, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  comments of the staff of the Commission or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 469-916-9881 if you have additional questions or comments.

Sincerely,

J. David Darnell
Senior Vice President and Chief Financial Officer

Enclosures

cc:	Wei Zhou, President and Chief Executive Officer
Theodore P. Botts, Chairman – Audit Committee
Rodney L. Moore – Vinson & Elkins LLP